Exhibit 99.4

PROXY FORM

2018 ANNUAL GENERAL MEETING ARGENX SE

IMPORTANT NOTICE: for the annual meeting 2018 argenx uses the e-voting system of ABN AMRO. The company therefore kindly requests all shareholders who wish to vote at the general meeting but cannot/do not wish to attend, to use the proxy/e-
voting services of ABN

via HTTPS://WWW.ABNAMRO.SECURITIESVOTING.COM/SHAREHOLDER/

The e-voting system replaces this paper proxy, but the paper proxy may be used if so desired.

The undersigned:

Full (first and last) name:

Address:                                                    Postal Code:                                               Place:

Hereinafter referred to as the “Shareholder”,

Acting in his capacity as holder of                                             (number) ordinary shares in the share capital of argenx SE(1)

Hereby grants proxy to(2):

Full (first and last) name:

Address:                                                    Postal Code:                                               Place:

To represent the Shareholder at the 2018 annual shareholders meeting of argenx SE and to speak and vote on behalf of the Shareholder regarding the following agenda items in accordance with the following voting instructions:

(1) If you are a Beneficial Owner (as defined in the meeting convocation) and wish to be represented at the Meeting by means of this proxy, you must provide a written confirmation from your intermediary (as defined in the “Wet Giraal Effectenverkeer”) showing that you were a Beneficial Owner on the Record Date (as defined in the meeting convocation).

(2) If you have no specific preference for a proxy, you do not have to answer this question. In that case the Company will appoint a proxy holder to represent you at the Meeting and who will vote at the Meeting in accordance with your instructions. If you do not give instructions, the proxy will use his own discretion in casting his vote for the proposed resolutions.

argenx SE Willemstraat 5, 4811 AH Breda, The Netherlands

info@argenx.com – www.argenx.com

no.	voting item	yes	no	abstain

4.b.	Adoption of the 2017 annual accounts

4.d.	Allocation of losses of the Company in the financial year 2017 to the retained earnings of the Company

4.e.	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2017

5.a.	Appointment of James Michael Daly as non-executive director to the board of directors of the Company

5.b.	Re-appointment of Tim Van Hauwermeiren as executive director to the board of directors of the Company

5.c.	Re-appointment of David L. Lacey as non-executive director to the board of directors of the Company

5.d.	Re-appointment of Peter K.M. Verhaeghe as non-executive director to the board of directors of the Company

5.e.	Re-appointment of Werner Lanthaler as non-executive director to the board of directors of the Company

6.	Authorization of the board of directors to grant options pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting

7.

Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting, for a period of 18 months from the general meeting, in addition to the authorization to issue shares pursuant to the exercise of options

8.

Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares pursuant to the authorization referred to under 6. and 7. above for a period of 18 months from the general meeting

9.	Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2018 financial year

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature(3):

Name:

Date: / /2018

Please return to: argenx SE, attn General Counsel, p/a Industriepark Zwijnaarde 7, 9052 Zwijnaarde, Belgium

(3) In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).